Russell Investments Financial Services, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and cash equivalents	$	19,788,791
Distribution fees receivable		2,918,048
Prepaid expenses and other		558,530
Due from affiliates		188,585
Deferred income taxes		27,721,609
Fixed assets, net		38,540
Total assets	$	51,214,103

Liabilities and Member's Equity

Liabilities

Distribution fees payable	$	6,527,936
Administrative fees payable		6,839,154
Compensation payable		2,038,400
Accrued expenses and other liabilities		1,475,553
Incentive compensation liabilities		894,080
Total liabilities		17,775,123

Commitments, guarantees and contingencies (Notes 8, 10 and 11)

Member's equity

Member's equity		30,918,420
Retained earnings		2,520,560
Total member's equity		33,438,980
Total liabilities and member's equity	$	51,214,103

The accompanying notes are an integral part of this financial statement.